Exhibit 99.1

VimpelCom highlights enhanced strategy for creating value and

2013 – 2015 objectives at Analyst & Investor Day

Amsterdam (January 16, 2013) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, will today present its enhanced business strategy, the Value Agenda 2013 – 2015, at the Company’s annual Analyst & Investor Day in London.

VimpelCom’s objectives* for the period 2013 - 2015 are:

•	Revenue and EBITDA CAGR of around mid-single digit;

•	Net Debt / EBITDA below 2x by the end of 2015; and

•	Capex / Revenues, excluding licenses, below 15% in 2015.

The Company will indicate annual cash flow improvements of USD 2 billion from operations and of between USD 0.6 billion and USD 0.9 billion from finance optimization by the end of 2015. The Company will also confirm its intention to make dividend payments of at least USD 0.80 per common share per annum between 2012 and 2014, assuming not more than 1,628 million common shares issued and outstanding and barring unforeseen circumstances**.

Jo Lunder, Chief Executive Officer of VimpelCom, comments:

“We have made significant progress on a number of our objectives since announcing our first Value Agenda at our Analyst & Investor Day in November of 2011, including mid-single digit revenue and EBITDA growth and improvement in both Capex/revenue and leverage. Our performance is driven by the successful execution of our strategy at both the Group level and across each of our Business Units. In Russia, we have achieved improved operational performance. In Italy, we have driven continued market outperformance with solid margins. In Asia & Africa we have improved profitable growth. In Ukraine, we have successfully migrated to bundles. And in CIS, we have driven double digit growth.”

“Looking ahead as we enhance our Value Agenda for 2013-2015, our focus remains on delivering excellence to our 212 million customers. We will be a mobile-focused company with a selective presence in fixed-line aimed at delivering improved net cash from operating activities. We have implemented a passionate, performance oriented culture with a key focus on operations and execution at the business unit level. At the Group level, we remain a lean organization focused on value creation through performance management, portfolio management, financial structure optimization, and shared services such as roaming and procurement. As a Group, VimpelCom offers a truly unique combination of mature, strong cash-generating companies and solid emerging growth opportunities.”

During the event, VimpelCom’s leadership team will provide a detailed strategy for the execution of its enhanced Value Agenda 2013-2015 at the Group level, as well as within its Business Units. This Value Agenda, which is focused on increasing Net Cash from Operating Activities, has four main pillars:

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Profitable Growth – driving revenue growth that leads to enhanced profitability by focusing on gaining share in mobile data revenues and capitalizing on areas such as Mobile Financial Services and partnerships with OTT players;

•	Customer Excellence – creating a superior customer experience, optimizing distribution and developing superior pricing capabilities by offering smart pricing in bundles, among other strategies;

•	Operational Excellence – focusing on cost efficiency programs throughout the entire organization; and

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Capital Efficiency – reducing Capex to revenues over time by deploying capital more efficiently through increased network sharing, continued business portfolio optimization and optimizing capital structure.

Presentations from the meeting, a link to the audio webcast and the Company’s dividend policy may be downloaded from the Company’s website: www.vimpelcom.com

*	The above objectives assume constant currency movements, no major regulatory changes, current asset portfolio mix and a stable macroeconomic environment.
**	For the full dividend guideline please refer to www.vimpelcom.com

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s strategy, development plans, anticipated performance and intentions regarding dividends. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 780 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2012 VimpelCom had 212 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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